UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

DD GLOBAL HOLDINGS LIMITED

P.O. BOX 31119 GRAND PAVILION

HIBISCUS WAY, 802 WEST BAY ROAD

GRAND CAYMAN, KY1-1205

CAYMAN ISLANDS

TELEPHONE: +85225281880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DD Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,025,801 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,025,801 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,025,801 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.3% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 4 to Schedule 13D is filed by DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (DD Global, Champ Key, DE Capital and Mr. Li are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by DD Global. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by Champ Key and DE Capital, and held of record by DD Global.

(3)

The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q filed on November 15, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Champ Key Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,215,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,215,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,215,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 27,025,801 by DD Global and (ii) 17,189,210 by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by Champ Key.

(3)

The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q filed on November 15, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,215,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,215,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,215,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 44,215,011 by DD Global and (ii) 17,189,210 by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)

The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q filed on November 15, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Pak Tam Li
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,215,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,215,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,215,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 18.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 44,215,011 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)

The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q filed on November 15, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by (i) Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021 and (iii) Amendment No. 3 filed on October 6, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 4 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference.  AFV Partners SPV-7 LLC, a Delaware limited liability Company and an affiliate of AFV Partners LLC (“AFV-7”), acquired 35,273,268 shares of the Issuer’s Common Stock, which were beneficially owned by DD Global, pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

AFV Partners, AFV-7 or an affiliate thereof and DD Global intend to negotiate a new stock purchase agreement for the acquisition of an additional 18,326,732 shares of the Issuer’s Common Stock beneficially owned by DD Global that AFV 7 did not purchase on November 22, 2021. There is no binding and enforceable commitment for such acquisition of additional shares until a definitive agreement is entered into by the parties

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (3)	Percentage of Class (4)
DD Global Holdings Limited	27,025,801	0	27,025,801	0	27,025,801	27,025,801	11.3%
Champ Key Limited	17,189,210	0	44,215,011	0	44,215,011	44,215,011	18.5%
DE Capital Limited(2)	0	0	44,215,011	0	44,215,011	44,215,011	18.5%
Pak Tam Li(2)	0	0	44,215,011	0	44,215,011	44,215,011	18.5%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	The shares are owned as follows: (i) 27,025,801 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	The number of shares beneficially owned does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC.

(4)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021 and does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC.

(c) Except as set forth in Item 4 hereof and in the Statement, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On November 19, 2021, DD Global entered into an amendment to the stock purchase agreement originally entered into on October 6, 2021 (as amended, the “Purchase Agreement”) with AFV-7. Pursuant to the original Purchase Agreement, AFV-7 had agreed to purchase shares of the Issuer’s Common Stock beneficially owned by DD Global, and pursuant to the amended Purchase Agreement AFV-7 purchased 35,273,268 shares of the Issuer’s Common Stock beneficially owned by DD Global for an aggregate purchase price of $230,263,000, or $6.53 per share. The purchase was consummated on November 22, 2021.

The approximately 44.2 million shares that are currently retained by DD Global and Champ Key (which number does not include earnout shares that may be issued to DD Global and Champ Key) continue to be subject to certain transfer restrictions under a lockup and right of first refusal agreement originally dated October 6, 2021 and amended on November 19, 2021 (as amended, the “Lockup Agreement”). Pursuant to the Lockup Agreement, as amended, such transfer restrictions will be effective until the earlier of (i) the completion of an equity offering by the Issuer and (ii) April 6, 2022, subject to waiver by the Board of Directors of the Issuer and customary exemptions. Notwithstanding anything to the contrary, the lock-up period automatically expires on (i) December 10, 2021, if the purchase of additional 1,749,031 shares of the Issuer’s Common Stock by AFV-7 or its affiliates does not close by such date or (ii) December 23, 2021, if the purchase of additional 16,577,701 shares of the Issuer’s Common Stock by AFV-7 or its affiliates does not close by such date. During the lockup period, AFV-7 will have a right of first refusal to purchase the shares retained by DD Global at the same price and subject to the same terms and conditions pursuant to a bona fide offer to purchase by third parties. The exercise of the right of first refusal would not require approval of the Board of Directors of the Issuer.

Following the consummation of the sale of the 35,273,268 by DD Global reported in this Amendment, DD Global satisfies the ownership limitations through January 1, 2022 set forth under that certain National Security Agreement, dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the CFIUS, the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies, which requires DD Global to reduce its ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by it to a voting trust, if DD Global owns Issuer shares in excess of certain levels as of certain future dates. Amendment No. 1 to the Stock Purchase Agreement and Amendment No. 1 to the Lockup Agreement are attached hereto as exhibits and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated November 22, 2021
B.	Amendment No. 1 to the Stock Purchase Agreement by and between AFV Partners SPV-7 LLC and DD Global Holdings Limited, dated November 19, 2021
C.	Amendment No. 1 to the Lock-Up and Right of First Refusal Agreement by and between DD Global Holdings Limited, Champ Key Limited and AFV Partners SPV-7 LLC, dated November 19, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2021

DD Global Holdings Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Champ Key Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

DE Capital Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)